UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933
For the fiscal year ended December 31, 2025

ENERGEA PORTFOLIO 4 USA LP
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564823
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Page i

Caution Regarding Forward-Looking Statements

We make statements in this Annual Report that are forward-looking statements. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, those described in this Annual Report and in the section titled "Risk Factors" in the Offering Circular.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report, and the risk that actual results will differ materially from the expectations expressed herein will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, those described above and those referenced under "Risk Factors" in the Offering Circular, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. Description of Business

The Offering

Energea Portfolio 4 USA LP (the "Company", "us", "we", "our" and similar terms) is a limited partnership organized under the laws of Delaware to invest in the acquisition, development, and operation of solar energy projects in the United States (each a "Project"). The Company may also lend money to Development Companies and use solar projects as collateral rather than acquiring Projects for direct ownership (each a "Loan"). The Company's day-to-day operations are managed by Energea Global LLC (the "General Partner" and together with its affiliates "Energea Global").

The Company is currently offering up to $50.0 million in limited partnership interests designated as "Class A Investor Shares" (the "Offering") pursuant to Regulation A ("Regulation A") of the Securities Act of 1933, as amended (the "Securities Act"). The current price of the Class A Investor Shares is $1.10 per Class A Investor Share, and the minimum initial investment is $100.

Offices and Employees

The Company's offices are located at 52 Main Street, Chester, CT 06412. The Company itself has no employees. Rather, the Company has engaged the General Partner to manage the Company and utilizes employees and services provided by the General Partner as described more fully in the section "Directors, Executive Officers & Significant Employees".

Company Overview

Energea Portfolio 4 USA LP is a limited partnership, treated as a "C" corporation for United States federal and state income tax purposes, and organized under the laws of Delaware as of March 11, 2021. The Company and its day-to-day operations are managed by Energea Global LLC (the "General Partner" or "Energea Global"). The Company was created to invest in the acquisition, development, and operations of solar energy projects in the USA (each a "Project"). The Company may also lend money to Development Companies and use solar projects as collateral rather than acquiring Projects for direct ownership (each a "Loan").

The primary sources of revenue for the Company comes from payments made by customers who buy energy from the Projects ("Customers") and borrowers who make principal and interest payments on Loans ("Borrowers"). The Company's profitability depends on generating revenues from Projects and Loans that exceed the operating costs (see "Our Operating Costs and Expenses").

Projects are each owned by a special-purpose entity ("SPE"). As of the date of this Annual Report, the Company owns 100% of each SPE (except for Tax Equity, as hereinafter defined), although there could be instances where the Company is a partner in a SPE with another party. In all cases, the Company expects to exercise management control over each SPE.

The Company generally plans to hold the Projects indefinitely, creating a reliable stream of cash flow for Investors. Should the Company decide to sell Projects in the future, however, the General Partner would consider the following factors:

•       Yield and Cashflow: Many investment funds look for reliable cashflows generating a targeted yield. With both revenue and most expenses locked in by contract, the cash flow from any Project should be predictable and consistent for as long as 25 years.

•       Project Consolidation: Some of the Projects will be too small or unusual for institutional buyers to consider purchasing on their own. The Company could package these Projects into a larger, more standardized portfolio that will be attractive to these larger, more efficiency-focused players. In the aggregate, a portfolio of Projects might be expected to generate 50+ megawatts of power with relatively uniform power contracts, engineering standards, and underwriting criteria. A portfolio of that size can bear the fees and diligence associated with an institutional-grade transaction or securitization.

•       Cash Flow Stabilization: When the Company buys a Project, it will typically share the construction or repowering risk with the Development Company that originated the Project. Larger investors are generally unwilling to take on construction risk and will invest only in Projects that are already generating positive cash flow, referred to as "stabilization". Thus, the Company may acquire Projects before stabilization and sell them after stabilization. Institutional investor interest in the Portfolio should increase as the portfolio stabilizes.

Increase in Residual Value: When the Company acquires a Project, the appraisal is based solely on the cash flows projected from executed Power Purchase Agreement (see "Summary of Supporting Contracts"), with no residual value assumed for the Project. There is a high probability that a Project will continue to create revenue after its initial contract period in the form of a contract extension, repositioning, or sale of energy into the merchant energy markets. This creates a sort of built-in "found value" for our Projects, which may be realized upon sale.

Investment Strategy

Development Companies

The Company sources most of its Projects from third parties in the United States who specialize in developing solar projects ("Development Companies"). The Company's relationship with Development Companies may take several different forms. A Development Company might: (i) identify a potential project and permit, engineer and construct it, (ii) provide operations and maintenance support for a Project after it is built, or (iii) sell a Project to us and exit entirely.

Development Companies are compensated for their work and their risk. As of the date of this Annual Report, the General Partner does not currently own a Development Company in the U.S. and the Company acquires all Projects from unrelated Development Companies. The General Partner may create or acquire a Development Company if Projects from third parties become overpriced, if an exceptional market opportunity presents itself or if deal flow is slow and we require additional development capacity. If the Company were to acquire a Project from a Development Company that is related to the General Partner or an affiliate of the General Partner, we will cap the related-party origination fee at 5.0% of the overall Project's cost, which we believe is below the standard market rate for developing a Project (see "Compensation of General Partner").

Projects

The General Partner reviews Projects submitted by the Development Companies and seeks to identify Projects that we believe represent the greatest opportunity for risk-adjusted returns. We are specifically searching for Projects in states with what we believe to be favorable economic conditions, large addressable markets and well-defined renewable energy policies, like Connecticut, New York, Massachusetts and California. When we find a Project that meets these fundamental criteria, we consider the Project for investment and attempt to negotiate a Project Purchase and Sale Agreement (see "Summary of Supporting Contracts"), allowing the Company to take ownership of the Project.

The Company is particularly focused on investing in Projects that have been operational for at least five years, because we believe that these seasoned assets are more predictable and buying them at this stage helps the Company avoid the complexity and expenses related to tax equity project finance (a form of investment typical at the beginning of a project's life in the U.S. solar market). We believe there are a large number of small to medium-scale solar projects in the U.S. that are aging and could be acquired for attractive prices.

We primarily invest in Projects with the following characteristics:

•       Power Capacity: We intend to focus on Projects of between 0.1 megawatts and 10 megawatts, although we may pursue larger projects if the right opportunity presents itself. (NOTE: The capacity of a solar project is determined in accordance with "standard testing conditions" established by certain laboratories worldwide. The actual output of a solar project fluctuates with solar irradiance.)

•       Locations: We select locations based primarily on:
o   Demand for alternative energy;
o   Efficient access for maintenance;
o   Interconnection points with the electricity grid;
o   Solar irradiance; and
o   State-level policies that enable the development of renewable energy projects.

•       Right to Land: Some Projects owned by the Company will be installed on Customer's rooftops, while others will be located on remote parcels of real estate. In either scenario, the Company, and more specifically, the SPE, will obtain rights to access the Project ("Access Rights") to construct and maintain the Project. For rooftop Projects, Access Rights are most commonly granted through the Power Purchase Agreement with the Customer. For Projects on remote real estate, the SPE will either purchase or lease the site to ensure adequate Access Rights are protected.

•       Connecting Projects to the Distribution Grid: All Projects acquired or constructed by the Company will require permission to interconnect to the local electric grid. This permission is granted by the local interconnecting utility company through an Interconnection Agreement and an associated Permission to Operate.

•       Our Solar Equipment: Generally, we use the same basic equipment that is used across the solar industry: the solar panels themselves, which turn sunlight into electrical energy, and the inverters, which convert the direct current from the panels to the alternating current used in homes and businesses. However, we buy our equipment only from certain manufacturers who we believe are known for high quality and financial strength.

•       State-Level Incentives and Environmental Commodities: Many states in the United States have certain incentives to promote the development of renewable energy projects. There is a wide range of state-level incentives that include an environmental commodity known as renewable energy credits ("RECs"), property and sales tax exemptions, net metering and community solar. The Company will seek to optimize those state-level incentives in order to increase the expected return on investment for Investors which may include transactions with third parties to monetize the RECs.

•       Tax Incentives: In addition to state-level incentives, the federal government of the United States has created multiple tax-related incentives to promote the development of renewable energy projects. The incentives include the Investment Tax Credit ("ITC") and Modified Accelerated Cost Recovery System ("MACRS") accelerated depreciation and bonus depreciation. The Company will seek to optimize those federal-level incentives in order to increase the expected return on investment for Investors which may include transactions with third parties for the purpose to monetizing certain tax advantages ("Tax Equity").

•       Minimum Technical Requirements ("MTR"): All technical aspects of each Project we invest in must meet the Company's MTR. The MTR is a comprehensive list of all venders and equipment makes/models which have gotten through the General Partner's due diligence process and are acceptable for use in the Projects. We analyze venders and the equipment they make to predict the field performance of the equipment and the financial strength behind warranties and guarantees. In addition to tracking venders and materials used in the construction, we also track best installation practices through the MTR. Each Project leaves lessons learned, and those lessons are incorporated into the collective memory of the General Partner by being added to the best practices component of the MTR.

•       When the Company Invests in Projects: Normally, the Company will not invest in a Project until the applicable contracts named above in Rights to Land, Connecting Projects to the Distribution Grid, and Our Solar Equipment   have been negotiated and executed. Thus, in most cases Investors are not exposed to significant Project-level risks until all these agreements are signed. However, the General Partner might make exceptions for Projects which we believe to be exceptionally promising. The General Partner will have sole discretion over whether to acquire or invest in a Project. See "Risk Factors" in the Offering Circular for more information.

Loans

The Company may provide Loans to Borrowers in the United States. Borrowers are usually Development Companies or a project SPE owned by a Development Company. These Loans are designed to finance the development of new solar energy projects while relying on the credit of existing projects or other collateral that rests on the balance sheet of the Borrower as collateral. Each time a new project reaches commercial operation; it contributes to the Borrower's overall collateral which allows the Company to extend additional credit to the Borrower.

Loan Issuance: As the Company raises capital through the Offering, the General Partner may lend some or all of it to Borrowers each month. Each disbursement is amortized on a separate amortization schedule which adheres to the terms and conditions of the Loan Agreement (see "Summary of Supporting Contracts").

Collateral: The Loans are senior debt and collateralized by a pledge of the shares in the Borrower's enterprise which includes solar projects held on the corporate balance sheet. Thus, by serving as the sole lender to a Borrower, the solar projects act as the primary form of collateral. As Loans are issued, the Borrower uses the loan proceeds to develop and construct more projects which are added to the overall collateral calculations.

As the Projects achieve commercial operation, the Borrower's customer begins to make payments to our Borrower for energy produced by the Projects. In some cases, payments from the customers to our Borrower are made directly to a segregated account controlled by the Company. As a condition to close a Loan, the Borrower grants the Company controlling rights to the trust account and/or collateralized assets so that, in the event of a default, the General Partner can easily step into the Borrower's cash flow to prevent revenue leakage during a default event. We believe the Company is particularly well-suited to issue Loans when solar projects act as collateral due to our General Partner's extensive experience owning and operating solar projects.

Loan Management: The General Partner will oversee the performance and compliance of Borrowers and the associated collateral. Their responsibilities include continuous monitoring of construction progress, energy production and cash flows to help ensure that loan terms are met. By working closely with the Borrowers and their projects, we mitigate risks associated with project delays and underperformance which could impair the Borrower. Close scrutiny of underlying projects during due diligence and loan servicing also ensures an efficient step-in during a default scenario.

Tax Equity

The ITC, a foundational element of U.S. renewable energy policy, was significantly restructured through the Inflation Reduction Act of 2022 ("IRA") and subsequent regulatory developments. Historically, the ITC allowed renewable energy developers-particularly in solar and wind-to claim a federal tax credit based on a percentage of project capital expenditures. This credit was used to offset the developer's tax liability, reducing effective project costs and incentivizing investment. However, the previous framework posed challenges for entities without sufficient tax appetite, requiring them to engage in complex and expensive tax equity structures such as partnership flips or sale-leasebacks, which often excluded smaller sponsors due to scale and cost constraints.

The IRA introduced a major change by making ITCs transferrable, allowing project sponsors like our SPEs to sell unused tax credits to unrelated third parties for cash. We believe that this change addresses one of the key inefficiencies in the original structure by opening access to the value of tax credits regardless of the sponsor's own tax capacity which should result in a more flexible and efficient path to monetizing tax incentives, improving capital recycling, and enabling broader participation in renewable energy finance. Recent IRS guidance has further clarified implementation of this provision, including registration requirements and anti-abuse rules, which should further enable a growing market of tax credit buyers and sellers to transact with greater certainty. The Company expects to benefit from improved pricing, reduced transaction costs, and the ability to monetize credits at the individual project level rather than relying exclusively on aggregated or institutional-scale tax equity transactions.

However, it is important to note that the tax credit regime remains subject to change, and future legislation could materially alter the structure, availability, or value of the ITC. In particular, the sweeping federal legislative package currently under discussion-commonly referred to as the "Big Beautiful Bill"-is rumored to include substantial changes to U.S. energy tax policy. While the precise contents and timeline of such legislation remain uncertain, there is a risk that it could modify or limit the transferability of credits, introduce new eligibility requirements, or impose additional constraints on credit buyers or sellers. These potential changes could impact the Company's ability to have its SPEs monetize tax credits as anticipated and may cause our investment strategy to focus exclusively on acquiring operational projects which are no longer impacted by ITC considerations.

Investment Committee

When we find a Project or Loan that meets the fundamental criteria described above, we consider the opportunity at a multi-disciplinary committee of experienced renewable energy executives of the General Partner ("Investment Committee"). To approve a Project or Loan for funding, a unanimous approval of the investment by the Investment Committee is required to move forward. A copy of the memorandum prepared by the General Partner for each Project or Loan is provided to Investors on the Platform and in our filings with the SEC through Form 1-U and 253(g)(2) filings. As of the date of this Annual Report, the Investment Committee consists of the members outlined in the table below:

Name	Title	Due Diligence Responsibility
Arthur Issa	Financial Analyst	Review historical financials and prepare projections for each Project and Loan incorporating cash flow, tax, technical and energy market variables.
Dave Rutty	Project Analyst	Compiles the IC Memos for Projects.
Francielle Assis	HR & HSEC Legal Coordinator	Examines the area where a Project is located for environmental, emergency services and community-related risk factors.
Isabella Mendonca	General Counsel	Examine and/or prepares all documents related to a Project or Loan to ensure contracts meet Energea Global's requirements.
Juan Carvajales	Loan Analyst	Compiles the IC Memo for Loans.
Julio Cezar dos Santos de Morais	Electrical Engineer	Ensures all Projects meet our Minimum Technical Requirements in the field. Produces a punch list of failures to be remedied if necessary.
Mike Silvestrini	Managing Partner	Originates and negotiates most investment opportunities.
Paulo Vieira	Director of Operations & Maintenance	Confirms cost and strategy for operating and maintaining Project investments.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in renewable energy in the U.S. market, including individuals, corporations, private funds, and other entities engaged in renewable energy investment activities, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous companies with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us.

There are numerous companies with investment objectives similar to ours. That said, the industry is going through a consolidation phase where a large pool of market participants is being consolidated into a smaller group of "successful" enterprises. Thus, we believe that we will have fewer competitors today than we would have had five years ago, but those competitors are generally larger and more sophisticated than those that have folded or sold their position in the market.

Competitive variables include market presence and visibility, amount of capital to be invested per Project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the Projects that we have targeted for acquisition. Although we believe that we are well-positioned to compete effectively in each facet of our business, there is competition in the market and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to grow the portfolio in the future and conduct our business effectively.

Our Revenue and Income

The revenue from our Projects and Loans consists primarily of the payments we receive from Customers and Borrowers under their respective agreements. For the fiscal years ended December 31, 2025 and 2024, respectively, the Company's total revenue was $641,029 and $329,680, respectively, which is broken down below:

Revenue Recognition	Amount as of 12/31/2025	Amount as of 12/31/2024
Project Revenue	$641,029	$329,680
Loan Revenue	$0	$0

In addition to the revenue described above, the company may also earn additional income from short term treasury investments and gains from the sale of a Project. For the fiscal years ended December 31, 2025 and 204, respectively, the Company's total other income was $91,708 and $16,311, respectively, which is broken down below:

Other Income Recognition	Amount as of 12/31/2025	Amount as of 12/31/2024
Short Term Investments	$91,708	$16,311
Sale of Projects	$0	$0

Our Revenue Recognition Policy follows ASC-606 which is a five-step procedure:

Procedure	Example
Step 1 - Identify the Contract	Power Purchase Agreement or Loan Agreement
Step 2 - Identify the Performance Obligations	Delivery of electricity from solar plant or issuance of debt
Step 3 - Determine the Transaction Price	Amount contractually signed with Customer or Borrower
Step 4 - Allocate the Transaction Price	Obligation is satisfied by transferring control of the electricity produced to the Customer
Step 5 - Recognize Revenue	At a point in time when the Customer or Borrower is invoiced

Our Operating Costs and Expenses

The Company incurs a variety of costs and expenses, including:

•       banking fees;

•       legal expenses;

•       payments to the General Partner for fees;

•       payments to U.S. states to comply with their respective securities law ("Blue Sky Laws");

•       debt service and transactional payments (where we borrow money at the Company level);

•       annual financial audit expenses;

•       depreciation; and

•       U.S. taxes.

The Projects also incur a variety of costs and expenses, including:

•       payments to third parties to operate and maintain the Projects;

•       lease payments to landowners (if applicable);

•       debt service and transactional payments (where we borrow money at the Project level);

•       utilities;

•       property taxes;

•       banking fees;

•       taxes levied on SPEs;

•       depreciation; and

•       Project insurance.

The Company's total operating expenses for the fiscal year ended December 31, 2025 were $607,708.

U.S. Federal Income Taxes

This Annual Report is not providing, or purporting to provide, any tax advice to Investors.  Every potential Investor is advised to seek the advice of his, her or its own tax professionals before making this investment. The securities sold in the Offering may have issues related to taxation at many levels, including tax laws and regulations at the state, local and federal levels in the United States, and at all levels of government in non-U.S. jurisdictions.

It is impractical to comment on all aspects of federal, state, local and foreign tax laws that may affect the tax consequences of participation in the Company. Therefore, each prospective Investor should satisfy himself, herself or itself as to the tax consequences of participating in the Company by obtaining independent advice from his, her or its own tax advisers. Furthermore, while the Company will furnish to you any information required to be provided to you under applicable tax laws, preparation and filing of each Investor's tax returns shall be such Investor's responsibility.

The following summarizes certain significant Federal income tax consequences of acquiring Class A Investor Shares. This summary is based on the current tax laws in the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations issued by the Internal Revenue Service ("Regulations"), and current administrative rulings and court decisions, all as they exist today. All of these tax authorities could change in the future (and such change may possibly be retroactive so as to result in different U.S. federal income tax consequences from those set forth below).

This is only a summary, applicable to a generic Investor. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

The following is a summary of certain material United States federal income tax consequences of the ownership and disposition of the Class A Investor Shares but does not purport to be a complete analysis of all the potential tax considerations relating thereto.  Except as explicitly set forth below, this discussion is limited to U.S. Holders (defined below) who hold the Class A Investor Shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the tax considerations arising under the laws of any United States state or local or any non-United States jurisdiction or under United States federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an Investor's particular circumstances or to Investors that may be subject to special tax rules.

As used herein, the term "U.S. Holder" means a beneficial owner of the Class A Investor Shares that is, for U.S. federal income tax purposes, an individual citizen or resident of the United States, a corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state or political subdivision thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons control all of the substantial decisions of the trust or if a valid election is in place to treat the trust as a U.S. person.

In addition, if a partnership, including any entity or arrangement, domestic or foreign, classified as a partnership for United States federal income tax purposes, holds Class A Investor Shares, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold Class A Investor Shares, and partners in such partnerships, should consult their tax advisors.

Classification as a Corporation

The Company is a Delaware limited partnership but has affirmatively elected to be treated as a corporation under Subchapter C of the Code for federal income tax purposes.  Thus, the Company will be taxed at regular corporate rates on its income before making any distributions to holders of Class A Investor Shares as described below.

Taxation of Distributions to Investors

Distributions to U.S. Holders out of the Company's current or accumulated earnings and profits, if any, will be taxable as dividends. A non-corporate U.S. Holder who receives a distribution constituting "qualified dividend income" may be eligible for reduced federal income tax rates. U.S. Holders are urged to consult their tax advisors regarding the characterization of corporate distributions as "qualified dividend income." Dividends received by a corporate U.S. Holder may be eligible for the corporate dividends-received deduction if certain holding periods are satisfied. Distributions in excess of the Company's current and accumulated earnings and profits will not be taxable to a U.S. Holder to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder's Class A Investor Shares. Rather, such distributions will reduce the adjusted basis of such U.S. Holder's Class A Investor Shares. Distributions in excess of current and accumulated earnings and profits that exceed the U.S. Holder's adjusted basis in its Class A Investor Shares will be taxable as capital gain in the amount of such excess if the Class A Investor Shares are held as a capital asset. In addition, Section 1411 of the Code imposes on individuals, trusts and estates a 3.8% tax on certain investment income (the "3.8% NITT").

Taxation Upon the Sale or Exchange of Class A Investor Shares

Upon any taxable sale or other disposition of Class A Investor Shares, a U.S. Holder will recognize gain or loss for federal income tax purposes on the disposition in an amount equal to the difference between the amount of cash and the fair market value of any property received on such disposition; and the U.S. Holder's adjusted tax basis in the Class A Investor Shares. A U.S. Holder's adjusted tax basis in the Class A Investor Shares generally equals his or her initial amount paid for the Class A Investor Shares and decreased by the amount of any distributions to the Investor in excess of the Company's current or accumulated earnings and profits. In computing gain or loss, the proceeds that U.S. Holders receive will include the amount of any cash and the fair market value of any other property received for their Class A Investor Shares, and the amount of any actual or deemed relief from indebtedness encumbering their Class A Investor Shares. The gain or loss will be long-term capital gain or loss if the Class A Investor Shares are held for more than one year before disposition. Long term capital gains of individuals, estates and trusts currently are taxed at a maximum rate of 20% (plus any applicable state income taxes) plus the 3.8% NIIT.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report its income and losses using the calendar year.

Tax Returns and Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his or her federal income tax returns, if any; provided, however, the Investors shall be responsible for determining their adjusted basis in their respective Class A Investor Shares. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his purchase of Class A Investor Shares. The tax returns of the Company will be prepared by accountants selected by the Company.

If the tax returns of the Company are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate our position and such fees would reduce the cash otherwise distributable to Investors.

Each Investor must either report Company items on his or her tax return consistent with the treatment on the information return of the Company or file a statement with his tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to federal income tax deficiency proceedings.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Other U.S. Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes and does not address the impact of other taxes on an investment in the Company, including federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. Prospective Investors should consult their own tax advisors with respect to such matters.

Summary of Supporting Contracts

Project Contracts

The Company will cause the SPEs to enter into six (6) main contracts for each Project:

•       Purchase and Sale Agreements: When the General Partner identifies a project that it believes, in its sole discretion, meets the investment criteria of the Company, it signs a "Purchase and Sale Agreement" to acquire the rights to the Project from a Development Company.

•       Tax Equity Agreements: In the U.S., some solar projects qualify for one or more tax incentives. These incentives reduce tax liabilities to both federal and state government in exchange for making an investment into a solar project (see "Tax Equity"). When we elect to transfer tax credits to a Tax Equity investor under the rules specified in the IRA, we will do so under the terms and conditions of a "Tax Equity Agreement".

•       Power Purchase Agreements: In all cases, the SPEs will sell electricity produced by the Projects to Customers pursuant to a contract we refer to as a "Power Purchase Agreement".

•       Purchase and Sale Agreements for Environmental Commodities: In some cases, the SPEs will sell environmental commodities produced by the Projects to third parties pursuant to a contract we refer to as an "Purchase and Sale Agreement for Environmental Commodities".

•       Construction Contracts: To build the Projects, the SPE will hire a third party to provide engineering, procurement, and construction services pursuant to a contract referred to as a "Construction Contract".

•       Project Maintenance Contracts: The SPE will then hire a third party to operate and maintain the Projects pursuant to a contract we refer to as a "Project Maintenance Contract".

Although the final terms and conditions and contract title will most likely differ from Project to Project, we will attempt to  ensure that the rights and obligations of the parties will generally be consistent across all of the Projects. However, there is no assurance that we will be able to negotiate consistent terms, and the terms and conditions of each contract may contain material differences.

Loan Contracts

The Company will enter into three (3) main contracts when making a Loan to a Borrower:

•       Loan Agreement: A Loan Agreement ("Loan Agreement") is a contract where the Lender provides funds to a Borrower up to a specified limit over a set borrowing period. The Borrower uses these funds to construct new solar projects. The Borrower grants the Lender a first-priority lien on all its assets as collateral, including the solar projects. The agreement includes conditions for advances, default triggers, and remedies for the Lender, with covenants ensuring compliance and asset segregation.

•       Collateral Agreements: The "Collateral Agreements" are a collection of agreements and instruments designed to secure obligations under a Loan Agreement between a Borrower and the Company. These documents collectively establish, and perfect the Company's security interests in various assets and equity interests of the Borrower and related parties. They may include personal guarantees, corporate guarantees, promissory notes outlining repayment terms, and pledge agreements granting the Company priority liens on specific collateral. Supporting resolutions and certificates confirm the Borrower's authorization and compliance. The Collateral Agreements address repayment conditions, default remedies, rights over collateral, and ensure the Company's enforcement capabilities while defining limits on recourse where applicable.

•       Trust Agreement: Some, but not all, Loans will also have a "Trust Agreement". In circumstances where the General Partner requires more fiscal oversite over a Borrower, we will set up a trust which will receive all of the Borrowers revenue (usually payments for energy from their customers). The General Partner will instruct the Trustee to pay principal and/or interest payments owed to the Company prior to distributing the remaining cash to the Borrower for their use in operations.

Material Legal Proceedings

As of the date of this Annual Report, neither the Company, nor any of the Company's SPEs, are currently involved in any material legal proceedings.

Factors Likely to Impact the Performance of the Company

A comprehensive discussion on risks of investing in the Company can be found at the beginning of the Company's Offering Circular. Below are risks that we believe deserve specific attention, as they have the highest likelihood of impacting Investor returns. Following each risk is a brief description of mitigating strategies to be employed by the General Partner:

•       Solar Irradiance: Energea Global forecasts the energy production of each Project based on historical weather patterns. A deviation from historical weather patterns could result in lower-than-expected electrical production and decreased dividends. Projected returns use a P-50 production estimate. P-50 is an estimate of electrical production where there is a 50% statistical probability that the Project will produce more electricity and a 50% probability that the Project will produce less. This is an industry standard method of weather prediction and production estimating.

o   Mitigating Strategy: Diversifying across many Projects and different geographical markets helps to mitigate the solar irradiance risk of any specific Project. The Projects are impossible to predict one day to the next, but over a year, it is actually quite predictable for experienced managers. Loans carry a lower exposure to solar irradiance than Projects. A "debt service coverage ratio" is designed to "make room" for the collateral to underperform and still make the debt service payment as scheduled. While the effects of solar irradiance on Projects in the short term are almost impossible to predict, we believe that in the long term the effects of solar irradiance become more predictable.

•       Theft / Damage:  The equipment may be subject to theft or damage which is beyond the Company's control.

Mitigating Strategy: Energea Global always carries insurance to protect against major loss. We carry property insurance to cover theft or unexpected damage to the equipment as well as business interruption insurance to cover lost income during Project downtime. Many of the Projects are on Customer's rooftops where they enjoy some level of protection. Loans are less exposed to theft and damage losses.

•       Construction: There is a risk that the Project could encounter unforeseen delays or costs during the construction phase that could potentially delay dividends and result in a lower-than expected IRR.

o   Mitigating Strategy: All Construction Contracts (see summary of "Summary of Supporting Contracts") have liquidated damages clauses. Liquidated damages hold the contractor building the Project responsible for any lost revenue resulting from construction delays. The Company has been successful capturing liquidated damages from construction companies in the past when Projects are delayed, but we may not be able to capture them in the future. The Company also acquires all Projects on a fixed-price basis to limit our exposure to cost overruns during construction.

•       Customer Default: The primary source of revenue from Projects and Loans will come from long-term Purchase Power Agreements and Loans. There is a risk that an entity could default on the Purchase Power Agreement or Loan.

o   Mitigating Strategy: Energea Global carefully evaluates the credit risk of the Customers and Borrowers. Most of the contracts with the Company or SPEs are with large utility companies, large corporations and U.S. municipalities, which we believe mitigates risk.

•       Materials / Equipment: Equipment may fail or break down resulting in lower than anticipated production or unplanned additional operating expenses.

o   Mitigating Strategy: Equipment used in the Projects come with warranties (ranging from 2 to 25 years depending on the component) and guarantees from contractors (ranging from 2 to 5 years). Warranties and guarantees protect against failure when they are properly managed and pursued. Energea Global also accounts for degradation in our project models and sets aside a contingency reserve for unforeseen mechanical issues that may arise.

Description of Property

The only assets owned by the Company are the Projects.

Projects Acquired and Owned

As of the date of this Annual Report, the Company holds 5 Projects. The table below lists the total amount the Company invested into each Project and the estimated Project cost. Please refer to the links in the column labeled "Form 1-U" for the Project Memo which gives in-depth information regarding each Project such as its location, the system size, contractors used to construct the Project, information about other stakeholders, information about the buyer of the energy and environmental commodities and the estimated economics of the Project. The Project Memos can also be found on the Platform.

Project Name	Entity Name	Project Size (AC)	Estimated Projected Cost	Amount Invested**	Form 1-U
West School	Energea West School LLC	240 kW	$494,821	$494,821	Link
Waltham	Energea Waltham LLC	466 kW	$878,557	$878,557	Link
Fresno Airport	Energea Fresno LLC	1.8 MW	$2,635,850	$2,635,850	Link
Redwood Valley	Energea Redwood LLC	95 kW	$65,019*	$9,118	Link
Sandlot	Energea Sandlot LLC	600 kW	$399,685	$399,685	Link
Total			$4,473,932	$4,418,031
*Estimated cost for Redwood Valley assumes a complete project refurbishment in 2028.
**As of December 31, 2025

Loans Issued

To date, the Company has issued one (1) Loan.

Borrower Name	Closing Date	Maximum Loan Amount	Amount Lent as of 12/31/2025	Form 1-U
CT Solar One LLC	12/31/25	$5,000,000	$815,114	Link

Summary of Class A Investor Shares

The Company offers Class A Investor Shares representing limited partnership interests governed by the Limited Partnership Agreement and the related Authorizing Resolution. These shares are offered at a price based on the Company's net asset value ("NAV"), derived from the net present value of projected cash flows from its investments.

Holders of Class A Investor Shares are passive Investors with no voting or management rights, except in limited circumstances. The Company is managed by the General Partner, which is responsible for making investment, operational, and distribution decisions in accordance with the Limited Partnership Agreement.

Distributions to Investors depend on available cash flow and are not guaranteed to be made. Investors are not required to make additional capital contributions and are not personally liable for the Company's obligations.

There is no established public market for the Class A Investor Shares. Transfers are subject to restrictions, including the Company's right of first refusal, which may limit an Investor's ability to resell shares.

The Company has adopted a Redemption Plan that may provide limited liquidity; however, Redemption Requests are subject to holding periods, timing and volume limitations, and the discretion of the General Partner. There can be no assurance that Redemption Requests will be honored.

Additional information regarding the Class A Investor Shares, including detailed terms and conditions, is set forth in the Company's Offering Circular.

Item 2. Management Discussion and Analysis of Financial Condition and Result of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in herein (see "Caution Regarding Forward-Looking Statements" and "Risk Factors" in the Offering Circular). Unless otherwise indicated, the latest results discussed below are as of December 31, 2025.

Summary of Key Accounting Policies

Investments

For financial statement purposes, the Company accounts for investments in Projects under ASC 360. The Projects are carried at cost and will be depreciated on a straight-line basis over the estimated useful life of the related assets.

Impairment

The Company evaluates for impairment under ASC 360, utilizing the following required steps to identify, recognize and measure the impairment of a long-lived asset to be held and used:

•       Indicators of impairment - Consider whether indicators of impairment are present

•       Test for recoverability - If indicators are present, perform a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the long-lived asset in question to its carrying amount (as a reminder, entities cannot record an impairment for a held and used asset unless the asset first fails this recoverability test).

•       Measurement of an impairment - If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of the long-lived asset, determine the fair value of the long-lived asset and recognize an impairment loss if the carrying amount of the long-lived asset exceeds its fair value.

Revenue Recognition

The company follows ASC 606 guidelines for revenue recognition. To apply this principle, the standard establishes five key steps:

•       Step 1: Recognize the contract with the Customer/Borrower

•       Step 2: Specify performance obligations

•       Step 3: Establish transaction price

•       Step 4: Allocate transaction price to performance obligations

•       Step 5: Recognize revenue

Market Outlook and Recent Trends

The U.S. energy infrastructure market is currently being shaped by two primary forces: (i) the requirement for projects to achieve "safe harbor" status by July 4, 2026, in order to preserve eligibility for ITC benefits, and (ii) a significant increase in electricity demand, including from data centers and artificial intelligence-related applications. Together, these factors are driving an accelerated development cycle across the sector and increasing the urgency to bring new generation capacity online within a defined timeframe.

The July 4, 2026, safe harbor deadline has created a near-term "build window" for eligible projects. Projects that do not meet this requirement may not qualify for ITC benefits, which are a material component of project economics. As a result, developers are prioritizing the advancement of projects that can be progressed through key milestones within this timeframe. This has led to increased competition for equipment, development resources, and capital capable of supporting projects through this accelerated timeline.

At the same time, demand for electricity is increasing, driven in part by the expansion of data centers and artificial intelligence infrastructure. This demand growth is contributing to expectations of higher forward power prices and increasing the relative value of generation capacity that can be delivered in the near term. Market participants are increasingly focused on projects that can be brought online within the current incentive framework and cost environment, as these projects may benefit from both existing tax incentives and favorable forward pricing conditions.

These dynamics have resulted in a concentration of activity around projects that are capable of achieving near-term commercial operation while maintaining eligibility for applicable incentives. Development-stage capital is being deployed to support this accelerated timeline, often in structures that allow for participation in project-level equity as development milestones are achieved. The Company believes this reflects a broader industry shift toward time-sensitive project execution, with a focus on securing and advancing assets that can be delivered within the current incentive window.

The Company's investment strategy is aligned with these market conditions, emphasizing the identification and advancement of projects that are positioned to meet applicable incentive requirements and respond to increasing demand for electricity. As the market continues to evolve, the Company expects that projects capable of achieving near-term commercial operation within the current regulatory and economic framework will represent a significant portion of investable opportunities.

Calculating Distributions

The Company intends to make distributions monthly, to the extent the General Partner, in its discretion, determines that cash flow is available for distributions and in a manner consistent with the Authorizing Resolutions. Any other distributions shall be made pursuant to the terms of the LP Agreement which gives the General Partner broad discretion whether to make any distributions. Below are the activities of the Company that generate the cash flow which could be used to fund distributions:

Sources of Distributable Cash Flow

  Net income received from the Projects;

  Interest payments received from the Borrowers;

  Interest payments received from Company Investments;

  Net Proceeds from Capital Transactions;
    Originates from the sale or refinancing of Projects;
    Net proceeds are the gross proceeds of the capital transaction minus associated expenses, including debt repayment; and

  Liquidated Damages from Construction Agreements;
    Penalties paid by EPC Contractors when Projects are delivered behind schedule;
    Liquidated Damages are not booked as revenue but are considered distributable cash flow.

When the Company has distributable cash flow and the General Partner determines to make a distribution, here is an overview of how these distributions are allocated and calculated:

Allocation of Distributions

Distributable cash flow, if any, is distributed to the Preferred Equity Investors, on a pari passu basis, and the General Partner in the following order of priority:

  First, the Preferred Return;

  Thereafter, any additional cash flow shall be distributed 80% to Preferred Equity Investors and the Carried Interest to the General Partner.

Calculation of Preferred Return

The General Partner discounts each month of Estimated NOI (see "Price of Class A Investor Shares") by the same discount rate until the cash flow results in an internal rate of return ("IRR") of 6% ("Adjusted NOI").  The IRR is calculated using the extended internal rate of return ("XIRR") function and is based upon the price an Investor paid per Class A Investor Share. The resulting Adjusted NOI is the monthly distribution that would need to be paid to Investors for them to receive their Preferred Return. Since all months of Estimated NOI are discounted evenly, the Adjusted NOI maintains the same seasonality curve as the Estimated NOI. If the actual NOI for any month is less than the Adjusted NOI, the Investors receive all the cash distributed that month and the shortfall is carried forward so that Investors catch up on their Preferred Return prior to any Carried Interest being paid. The IRR is calculated based upon the price an Investor paid per Class A Investor Share, and not on any revenue or profit achieved by the Company. To the extent the Company has distributable cash flow but has no current or accumulated earnings and profit, such distributions are considered a return of capital for U.S. federal income tax purposes to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder's Class A Investor Shares.

Calculation of Carried Interest

If the General Partner determines that a distribution can be made with distributable cash flow, and the amount of distributable cash flow is greater than the Adjusted NOI for the month (and the Investors are therefore on track to receive their Preferred Return), the General Partner will receive a Carried Interest. Any distributable cash flow that is greater than the Adjusted NOI (plus any shortfall from previous months) will be divided between the General Partner and the Preferred Equity Investors where the General Partner will get 20% of the excess and Preferred Equity Investors will get 80% of the excess.

Distributions

Provided we have distributable cash flow (see "Sources of Distributable Cash Flow"), we will authorize and declare distributions based on the Projects' net income, interest paid on Loans and interest earned on Company Investments during the preceding month minus any amounts held back for reserves.

While we are under no obligation to do so, our General Partner may declare other periodic distributions as circumstances dictate.

To the extent the Company has distributable cash flow but has no current or accumulated earning and profit, such distributions are considered a return of capital for U.S. federal income tax purposes to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder's Class A Investor Shares and reported to Investors on a Form 1099-B. To the extent the Company makes distributions from profits in the future, such distributions will be classified as dividends and reported to Investors on a Form 1099-DIV.

Please note that in some cases, Investors have cancelled their purchase of Class A Investor Shares after distributions were made. In that case, the distribution allocated to that Investor is returned to the Company and the bookkeeping is updated to reflect the change in cash distributed. Thus, all figures below are subject to change.

Below is a table depicting the fees paid and distributions made from the Company since inception. Note that whenever the table shows that the General Partner has received its Carried Interest, the Investors have received their full Preferred Return, as defined in "Allocations of Distributions". In those cases where the General Partner does not receive its Carried Interest, distributions were not sufficient to distribute to Investors their Preferred Return.

Distribution Date	Distributable Cash Flow	Preferred Return	Additional Cash Flow (80%)	Promoted Interest* (20%)	Class A Investor Distributions**	Cash on Cash Yield***
10/29/21	1,863.54	1,800.75	62.79	0.00	1,863.54	0.19%
11/30/21	2,069.77	1,972.32	97.45	0.00	2,069.77	0.20%
12/24/21	1,672.23	1,605.48	66.75	0.00	1,672.23	0.16%
2021 Total	$5,605.54	$5,378.55	$226.99	$0.00	$5,605.54	0.55%
1/26/22	3,341.03	3,211.77	129.26	0.00	3,341.03	0.32%
2/24/22	928.47	892.57	28.72	7.18	921.29	0.08%
3/29/22	1,520.21	1,505.01	15.20	0.00	1,520.21	0.14%
4/29/22	257.37	239.48	17.89	0.00	257.37	0.03%
5/31/22	1,522.02	1,416.23	105.79	0.00	1,522.02	0.14%
6/30/22	6,805.81	6,343.86	369.56	92.39	6,713.42	0.63%
7/29/22	10,186.42	10,186.42	0.00	0.00	10,186.42	0.94%
8/27/22	10,369.88	9,598.53	617.08	154.27	10,215.61	0.95%
9/27/22	9,030.53	8,404.69	625.84	0.00	9,030.53	0.83%
10/27/22	7,087.15	6,531.83	555.32	0.00	7,087.15	0.59%
11/29/22	7,397.12	6,817.51	579.61	0.00	7,397.12	0.58%
12/28/22	6,292.48	5,799.42	493.06	0.00	6,292.48	0.46%
2022 Total	$64,738.49	$60,947.32	$3,537.33	$253.84	$64,484.65	5.69%
1/27/23	7,474.82	6,889.12	585.70	0.00	7,474.82	0.50%
2/27/23	6,450.12	5,815.77	507.48	126.87	6,323.25	0.38%
3/27/23	7,627.85	6,913.90	571.16	142.79	7,485.06	0.42%
4/27/23	7,223.89	6,603.84	496.04	124.01	7,099.88	0.37%
5/30/23	9,128.07	8,338.42	631.72	157.93	8,970.14	0.43%
6/26/23	9,982.82	9,088.32	715.60	178.90	9,803.92	0.44%
7/25/23	9,449.19	8,665.49	626.96	156.74	9,292.45	0.40%
8/28/23	10,054.19	9,247.04	645.72	161.43	9,892.76	0.41%
9/27/23	10,556.69	9,842.59	571.28	142.82	10,413.87	0.41%
10/27/23	13,420.03	12,410.08	807.96	201.99	13,218.04	0.48%
11/24/23	13,954.97	12,902.52	841.96	210.49	13,744.48	0.48%
12/26/23	17,437.31	16,185.99	999.34	251.98	17,185.33	0.59%
2023 Total	$122,759.95	$112,903.08	$8,000.92	$1,855.95	$120,904.00	5.31%
1/26/24	17,008.87	15,751.07	1,005.88	251.74	16,756.95	0.57%
2/27/24	9,862.79	9,206.26	525.04	131.49	9,731.30	0.56%
3/26/24	18,687.60	16,922.56	1,411.40	353.64	18,333.96	0.31%
4/26/24	19,576.96	18,134.53	1,370.29	72.14	19,504.82	0.55%
5/24/24	26,630.43	24,895.93	1,734.56	0.00	26,630.49	0.76%
6/27/24	33,046.72	30,887.56	2,159.29	0.00	33,046.85	0.92%
7/26/24	19,054.09	17,548.88	1,354.42	150.52	18,903.30	0.50%
8/27/24	14,539.37	13,220.42	1,055.11	263.79	14,275.53	0.37%
9/27/24	12,513.60	11,614.52	719.12	179.82	12,333.64	0.31%
10/28/24	13,046.24	12,114.49	897.29	0.00	13,011.78	0.31%
11/26/24	10,094.10	9,351.02	716.29	0.00	10,067.31	0.22%
12/24/24	24,040.83	21,919.91	2,112.69	0.00	24,032.60	0.51%
2024 Total	$218,101.60	$201,567.15	$15,061.38	$1,403.14	$216,628.53	5.89%
1/24/25	9,582.66	8,773.68	808.98	0.00	9,582.66	0.19%
2/25/25	16,403.66	15,084.18	1,319.48	0.00	16,403.66	0.32%
3/27/25	20,550.00	18,939.77	1,610.23	0.00	20,550.00	0.39%
4/24/25	37,728.94	37,663.64	65.31	0.00	37,728.94	0.70%
5/23/25	30,714.61	30,480.53	234.08	0.00	30,714.61	0.54%
6/23/25	29,611.30	29,617.72	-6.42	0.00	29,611.30	0.50%
7/29/25	31,340.70	30,920.78	419.92	0.00	31,340.70	0.52%
8/26/25	50,581.03	49,943.00	638.02	0.00	50,581.03	0.82%
9/26/25	35,308.51	34,146.54	1,161.97	0.00	35,308.51	0.54%
10/24/25	52,000.00	50,351.91	1,648.09	0.00	52,000.00	0.77%
11/26/25	54,272.78	51,950.51	2,322.26	0.00	54,272.78	0.77%
12/23/25	35,718.64	33,692.08	2,026.56	0.00	35,718.64	0.50%
2025 Total	$403,812.83	$391,564.35	$12,248.48	$0.00	$403,812.83	6.56%
1/27/26	45,324.71	40,619.30	4,705.42	0.00	45,324.71	0.58%
2/26/26	36,479.99	32,642.96	3,837.03	0.00	36,479.99	0.43%
3/29/26	36,809.15	34,501.96	2,307.19	0.00	36,809.15	0.43%
2026 Total	$118,613.86	$107,764.22	$10,849.64	$0.00	$118,613.86	1.44%
TOTAL	$937,468.73	$883,961.14	$50,258.45	$3,249.14	$930,119.34	25.44%

*Note: The General Partner reserves the right to reduce its Management Fees and/or Carried Interest payments for any reason or to protect the desired cash yield to Investors. For more information regarding the Management Fees and Carried Interest paid to our General Partner, see "Compensation of General Partner".

**Note: Class A Investor distributions are equal to the Preferred Return plus any additional cash flow, please see "Calculating Distributions". Amounts presented may differ from distributions reflected in the Company's financial statements prepared in accordance with U.S. GAAP due to rounding and adjustments related to cancelled or suspended distributions for certain investors.

***Note: Monthly cash-on-cash yield values are calculated by dividing the Investor Distributions amount by the total cost basis of all outstanding shares at the time the distribution is issued. Year-end cash-on-cash yields are calculated by summing all monthly cash-on-cash yields for the respective year.

Past Operating Results

The Company's operating results for the year ended December 31, 2025 reflect growth in its portfolio of operating Projects compared to 2024. Revenue increased due to a full year of operations from Projects that commenced generation in 2024 and the addition of the Sandlot Project in 2025. Operating expenses increased in line with the expansion of the Company's portfolio, including higher costs associated with operations, maintenance, and depreciation. Depreciation expense increased in 2025 due to both a larger asset base and a change in the estimated useful life of renewable energy assets from 30 years to 20 years. As a result, the Company reported higher operating income and net income compared to 2024.

Operating Results for Fiscal Years ended December 31, 2025 and 2024

As of December 31, 2025 and 2024, the Company had total assets of $7,174,149 and $5,026,086, respectively, consisting of cash and cash equivalents of $1,970,251 and $916,638, property and equipment, net of depreciation, of $4,007,652 and $3,767,390, other current assets of $124,377 and $70,200, and non-current assets of $1,071,869 and $271,858, respectively. Total liabilities and partners'/members' equity were $7,174,149 and $5,026,086, respectively. Liabilities totaled $582,472 and $517,090, respectively, and equity owned by Investors totaled $6,591,677 and $4,508,996, respectively.

For the fiscal years ended December 31, 2025 and 2024, the Company generated revenue of $641,029 and $329,680, respectively. The increase was primarily attributable to a full year of operations from the Fresno Airport Project and revenue from the Sandlot Project acquired in 2025.

Total operating expenses were $607,708 and $315,129 for the years ended December 31, 2025 and 2024, respectively, consisting of general and administrative expenses of $138,593 and $77,221 and project-level operating expenses of $469,115 and $237,908, respectively. The increase in operating expenses reflects the expansion of the Company's operating portfolio and higher depreciation expense in 2025.

For the fiscal year ended December 31, 2025, the Company reported operating income of $33,321, compared to $14,551 in 2024. Total other income/(expense) in 2025 was $110,882, compared to $27,889 in 2024. As a result, the Company reported net income of $144,203 for 2025, compared to $42,440 for 2024.

Leverage

The Company might borrow money to invest in Projects, depending on the circumstances at the time. If the Company needs to move quickly on a Project and has not yet raised enough capital through the Offering, it might make up the shortfall through borrowing. The General Partner will make this decision on an as-needed basis. As of the date of this Annual Report neither the Company nor the Projects currently have any loans.

Liquidity and Capital Resources

We are dependent upon the net proceeds from the Offering to conduct our proposed investments. We will obtain the capital required to purchase new Projects, issue new Loans and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders, from short term advances from the General Partner and from undistributed funds from our operations. As of December 31, 2025, the Company had $1,970,251 of cash on hand and equivalents, which will be used for acquisition of new projects or loans.

Method of Accounting

The compensation described in this section was calculated using the accrual method in accordance with U.S. GAAP.

Item 3. Directors, Executive Officers & Significant Employees

Names, Positions, Etc.

The Company itself has no officers or employees. The individuals listed below are the Managing Partners, Executive Officers, and Significant Employees of Energea Global, the General Partner of the Company.

Name	Position with General Partner	Age	Term of Office	Approximate Hours Per Week If Not Full Time (1)
Executive Officers
Mike Silvestrini	Managing Partner	45	01/01/2017 - Present	Full Time
Chris Sattler	Managing Partner	45	01/01/2017 - Present	Full Time
Gray Reinhard	Managing Partner, CTO	40	01/01/2020 - Present	Full Time
Isabella Mendonça	Managing Partner, General Counsel	33	10/02/2020 - Present	Full Time

Significant Employees
Arthur Issa	Financial Analyst	30	05/23/2018 - Present	Full Time
Paulo Vieira	Director of O&M	38	01/29/2024 - Present	Full Time
Francielle Assis	HR & HSEC Legal Coordinator	33	07/24/2023 - Present	Full Time
Marta Coelho	Controller, Global	52	12/07/2018 - Present	Full Time
Dave Rutty	Project Analyst	35	06/13/2022 - Present	Full Time
Julio Cezar dos Santos de Morais	Electrical Engineer	35	09/25/2023 - Present	Full Time
Juan Carvajales	Loan Analyst	52	08/01/2023 - Present	Full Time
(1)   The above listed employees do not record specific hours to each Company managed by Energea Global. Rather, the employees focus their full-time and energy to each Project, portfolio, or process as needed. The General Partner cannot estimate number of hours per week spent managing this or any particular Company as the employees are salaried. The work required to manage the Company and other companies managed by Energea Global changes from time to time depending on the number and frequency of Projects resulting from the amount they raise in each Offering. As the companies grow, dedicated staff are brought in to exclusively manage a specific company. As of December 31, 2025, there are no staff members exclusively dedicated to the Company and it is managed by the General Partner's executive team and certain significant employees.

Family Relationships

Marta Coelho, the General Partner's Controller, is the sister-in-law of Mike Silvestrini, the Managing Partner. There are no other family relationships among the executive officers and significant employees of the General Partner.

Ownership of Related Entities

Energea Global, the General Partner of the Company, is majority owned by Mike Silvestrini, a resident of Chester, Connecticut.

Business Experience

Mike Silvestrini

Mike is an accomplished professional with over 15 years of experience in the solar energy industry. He has played an executive key role in the development of over 500 solar projects across the United States, Brazil, and Africa while being directly responsible for nearly one billion of combined solar project finance.

Since 2017, Mike has been the Co-Founder & Managing Partner at Energea Global LLC. In his capacity as Co-Founder & Managing Partner of the General Partner, Mike directs the Investment Committee which determines the investment strategy for all funds managed by the business. To date, Energea Global manages four funds formed to acquire and operate solar power projects: the Company, Energea Portfolio 2 LP, Energea Portfolio 3 Africa LP and Energea Portfolio 5 LATAM LP. See "Other Solar Energy Funds" below for the status each fund's offerings.

Since 2015, Mike has served as a Board Member of the Big Life Foundation, an organization dedicated to preserving over 1.6 million acres of wilderness in East Africa. Through community partnerships and conservation initiatives, Big Life protects the region's biodiversity and promotes sustainable practices.

From 2008 to 2017, Mike co-founded and served as the CEO of Greenskies Renewable Energy LLC, a leading provider of turnkey solar energy services. His expertise contributed to the development, financing, design, construction, and maintenance of solar projects across the United States. Notably, he was involved in solar installations on Target Corporation stores and distribution centers, Wal-Marts and Sam's Clubs, Amazon distribution centers, capped municipal landfills, and many schools and universities.

Mike's track record in renewable energy, his involvement in hundreds of solar projects worldwide, and his dedication to environmental sustainability position him as a driving force in managing investments in solar generating assets.

Chris Sattler

Chris is a seasoned energy entrepreneur with a proven track record in building and scaling companies in the renewable and retail energy sectors. Most recently, he served as Chief Executive Officer of IVI Energia, a joint venture between Energea Global and Brookfield Asset Management. Over his 18-month tenure, he led the company from inception to a $280 million valuation before returning to his role at Energea Global.

Earlier in his career, Chris co-founded North American Power and served as Chief Operating Officer. Under his leadership, the company expanded into more than 35 utility markets across the U.S., serving over one million residential and small commercial customers. In 2017, the company was acquired by Calpine Corporation with annual gross sales exceeding $850 million.

Chris holds a Bachelor's degree in Real Estate and Urban Economics from the University of Connecticut School of Business and is an alumnus of Harvard Business School's Program for Leadership Development. He currently resides in Rio de Janeiro.

Gray Reinhard

Gray is an experienced software engineer specializing in business intelligence tools across multiple industries. Early in Gray's career, he worked primarily in E-Commerce where he built and supported sites for over 20 brands including several Fortune 500 companies. From there, Gray moved into renewable energy where he developed the project management software for the country's largest commercial solar installer, Greenskies. This custom platform managed everything from sales and financing to the construction, maintenance, and performance monitoring of over 400 solar projects owned by the company.

Prior to joining Energea Global in January 2020, Gray served as the CTO of Dwell Optimal Inc. which assists businesses providing employees with travel accommodations.

Gray studied at Princeton University.

Isabella Mendonça

Isabella is a corporate lawyer with experience in cross-border M&A transactions and the drafting and negotiation of highly complex contracts and corporate acts in different sectors, such as energy, oil & gas and infrastructure. Isabella has previously worked as an attorney for Deloitte and Mayer Brown in Brazil, where she was an associate in the Energy group, working in regulatory, contractual and corporate matters related to renewable energy project development.

From 2016 until she joined Energea Global, Isabella was an associate in the corporate and securities practice at Mayer Brown in the Rio de Janeiro office.

Isabella studied law at Fundacão Getulio Vargas, in Brazil and has a master's degree (LLM) from the University of Chicago.

Arthur Issa

Arthur Issa was one of the first employees at Energea Global, starting in May, 2018. Over the course of his time with the business, Arthur has participated in the successful closing of more than 100 MW of solar projects and developed the financial models that support more than $300mm of AUM. Arthur is responsible for financial modeling of all Projects and Loans at Energea Global. He also supports the company's corporate financial planning through detailed financial modelling, reporting and cash flow management. As an integral part of the team, he provides the tools necessary for management to make investment decisions for Energea Global and the Company. Arthur has a B.S. in Production Engineering from University Candido Mendes in Rio de Janeiro, Brazil.

Paulo Vieira

Paulo is an accomplished electrical engineer with a master's degree in Energy Resources Engineering and over 5 years of leadership experience in the renewable energy sector. He currently serves as the Global O&M Manager at Energea Global, where he oversees operations and maintenance across a global portfolio of photovoltaic assets spanning the USA, Brazil, and South Africa. Paulo is a member of Energea Global's Investment Committee.

Specializing in solar energy systems, Paulo has led the operations of more than 2.2 GW of solar projects. His expertise includes O&M strategy development, performance optimization, technical team leadership, and cost control initiatives aimed at improving operational KPIs and financial performance. His professional journey includes strategic roles at Recurrent Energy, Enel Green Power, COMERC Energia, Solarig, and AKTOR SA, where he managed large-scale solar assets and drove operational excellence through data-driven decision-making and cross-functional coordination.

Paulo also brings a strong academic foundation, with a postgraduate specialization in Photovoltaic Solar Systems and international experience through Brazil's Scientific Mobility Program in the U.S., where he studied at The University of Texas at El Paso. He is deeply committed to advancing clean energy and delivering high-impact, data-driven solutions in the solar power sector.

Francielle Assis

Francielle has over five years of professional legal experience with a focus on labor and corporate law within large-scale corporate environments. Since September 2024, she has served as HR & HSEC Legal Coordinator at Energea Global. In that capacity, she ensures compliance with labor laws and regulations for all corporate Human Resources and oversees the company's Health, Safety, Environment and Community ("HSEC") compliance and risk mitigation. Her responsibilities include managing labor litigation, advising on employment law matters, and coordinating with regulatory agencies and external legal counsel. She also attends site visits for each Project to opine on the community and security risk prior to investment and sits on Energea Global's Investment Committee.

Prior to joining Energea Global, Francielle was a Senior Strategic Labor Attorney at CPFL Energia, one of Brazil's largest energy companies. There, she led complex employment litigation strategies and advised on collective labor issues. She also served as Labor Attorney at CPFL, supporting operational and strategic labor matters across the company's various business units.

Earlier in her career, Francielle worked in both private law firms and governmental institutions, handling labor and civil litigation. Her experience includes managing procedural strategies and representing corporate clients in both individual and collective labor disputes, demonstrating a high level of legal and operational competence.

Marta Coelho

Since its inception in 2018, Marta Coelho has served as the Controller at Energea Global, bringing with her a wealth of experience and expertise in finance and accounting. As the global Controller, Marta plays a crucial role in managing all financial aspects, including account management, taxation, and audits, for Energea Global's diverse range of operating entities and projects across Africa, Brazil, and the USA. Marta leads a team of subordinate controllers and accountants at Energea Global and coordinates with a bench of third-party accounting firms across our jurisdictions of operation.

Dave Rutty

Dave is a highly experienced solar professional with over 12 years of hands-on experience building, maintaining, and managing solar projects. As a Project Analyst at Energea Global, he plays a pivotal role in overseeing construction and maintenance operations across all markets, ensuring projects are executed with precision, safety, and technical excellence. Dave is responsible for preparing Investment Committee memos across Energea Global's multidisciplinary team of experts to ensure all investments meet the company's stringent compliance requirements.

From 2020 to 2022, Dave served as a Managing Partner at SRES, a solar contracting company based in the northeastern U.S. Prior to that, Dave was served as the Vice President of Operations and Maintenance at Greenskies Renewable Energy LLC.

Julio Cezar dos Santos de Morais

Julio is an experienced electrical engineer specializing in photovoltaic systems, currently serving as an Electrical Engineer at Energea Global since October 2023. He oversees project design, field and factory inspections, and engineering analysis for distributed generation systems. His technical expertise includes tools such as PVSyst, AutoCAD, and protection design for medium-voltage applications.

Over the past nine years, Julio has held engineering roles at CPFL Renováveis, Deode Energia, MEPEN Energia, and others, where he managed solar projects exceeding 100 MW of combined solar power generation capacity. Julio led technical teams and performed system simulations and commissioning. He holds both bachelor's and master's degrees in Electrical Engineering from the Federal University of Technology - Paraná (UTFPR), with academic research published in the field of power electronics.

Juan Carvajales

Juan is a seasoned business development professional with over 15 years of experience in the renewable energy sector across U.S. and Latin American markets. Since August 2023, he has worked as a Loan Analyst at Energea Global, where he supports investment strategies and portfolio architecture, leveraging his background in project development, financing, and cross-border renewable energy transactions to identify private credit opportunities.

Before joining Energea Global, Juan held key leadership roles including Director of Business Development at GeneraSol (2007-2023) and Board Member at SUA Power Company (2021-2023), where he focused on structuring and executing solar PV and off-grid energy projects. He has also led utility-scale solar development at Grupo BAZ and has a foundational background in project and operations management. Juan holds a BBA from Politécnico Costa Atlántica and additional certifications in solar energy and environmental science.

Legal Proceedings Involving Executives and Directors

Within the last five years, no Director, Executive Officer, or Significant Employee of the Company has been convicted of, or pleaded guilty or no contest to, any criminal matter, excluding traffic violations and other minor offenses.

Within the last five years, no Director, Executive Officer, or Significant Employee of the Company, no partnership of which an Executive Officer or Significant Employee was a general partner, and no corporation or other business association of which an Executive Officer or Significant Employee was an executive officer, has been a debtor in bankruptcy or any similar proceedings.

Other Solar Energy Funds

Energea Global, the General Partner of the Company, is also the general partner of three other funds formed to acquire and operate solar power projects, each of which is conducting an offering under Regulation A:

•       Energea Portfolio 2 LP ("Portfolio 2"), which was formed to acquire and operate projects located in the Brazil.

•       Energea Portfolio 3 Africa LP ("Portfolio 3"), which was formed to acquire and operate projects located in Africa.

•       Energea Portfolio 5 LP ("Portfolio 5"), which was formed to acquire and operate projects located in Latin America.

The status of each of the Company's, Portfolio 2's, Portfolio 3's and Portfolio 5's current and prior offerings, as of December 31, 2025, is below:

	Energea Portfolio 2 LP	Energea Portfolio 3 Africa LP	Energea Portfolio 4 USA LP	Energea Portfolio 5 LATAM LP
Date of Initial Qualification	08/13/2020	08/2/2021	07/01/2021	02/05/2026
Date of Current Qualification	03/26/2026	03/26/2026	03/26/2026	02/05/2026
Offering Amount Raised Through 12/31/25*	$36,540,098	$8,966,847	$7,167,127	$169,150**
Solar Projects Operating or Constructing	Eleven	Seventeen	Five	-
Current Maximum Offering Amount	$50,000,000	$50,000,000	$50,000,000	$50,000,000
*Gross of stock issuance costs
**Amount raised through the General Partner

Compensation of General Partner

Our General Partner is compensated when the Company pays the fees described in the table below ("Fees"):

Type of Fee	Timing of Fee	Description
Reimbursement of Marketing Expenses	Ongoing
The Company must reimburse the General Partner for expenses the General Partner incurs while promoting the Company to potential investors. The maximum reimbursable amount is 5% of the total amount raised. Types of costs that will be reimbursed by the Company to the General Partner for marketing expenses include digital and conventional advertisements, marketing personnel and third-party costs, promotional events and any other cost associated with communicating the Offering to the general public. If the Company were to raise the $50,000,000 we hope to raise through the Offering, we would estimate the marketing costs and reimbursements to be approximately (and not over) $2,500,000 (1).

Management Fees	Ongoing	The General Partner will charge the Company a monthly management fee equal to 0.167% of the aggregate capital that has been invested into the Company.
Carried Interest	When the distributions exceed the Preferred Return
The General Partner will receive 20% of all distributed cash flow above the monthly amount necessary for Preferred Equity Investors to receive their Preferred Return. For more detail, see "Carried Interest" below

Origination Fees	When Projects and Loans are originated
The General Partner might originate and develop Projects and Loans that are acquired by the Company. If so, the General Partner shall be entitled to compensation that is no greater than 5.0% of the Project's cost or the Loan's outstanding balance.

O&M and Energy Sales Services ("Ancillary Services")	Ongoing as services are rendered according to contract	The Company does not currently pay the General Partner for any Ancillary Services.
Interest on Loans	Whenever due and payable
The General Partner might lend to the Company to fund the acquisition or investment in Projects and Loans or for other purposes. Such a loan will bear interest at market rates. The amount of interest will depend on the amount and term of any such loans.

(1)   The estimated amount of "marketing costs and reimbursements" represents a "not-to-exceed" estimate for organization, offering, and marketing reimbursements. This figure is a cap only. Actual reimbursements are tied to actual expenses incurred and may be substantially lower.

Deferment of Fees

While the General Partner is not entitled to any compensation other than the Fees as described above, it may defer some or all of Fees at any time based on the General Partner's assessment of the cash flow at the Company. Some Fees may be deferred indefinitely at the discretion of the General Partner. To date, the General Partner has provided services without charging the full amount owed by the Company. As the Company and its cash flow stabilize, the General Partner may charge for deferred Fees ("Deferred Fees") - see "Fees Paid to General Partner" for more information.

Fees Paid to General Partner

As the Company grows, markets, exceeds Preferred Returns and requires the General Partner for Ancillary Services, fees are accrued to the General Partner, some of which are deferred, as described above. Below is a table which calculates the total amounts paid to the General Partner from all possible fees, which have been paid as of December 31, 2025:

Fee Type	Fees Paid to General Partner in 2025	Fees Paid Since Inception (including 2025)
Reimbursement of Marketing Expenses	$30,000.00	$130,000.00
Management Fee	$71,576.30	$146,567.81
Carried Interest	$0.00	$3,512.93
Origination Fees	$26,272.00	$193,052.36
Ancillary Services	$0	$0.00
Interest on Loans	$0.00	$0.00
TOTAL	$127,848.30	$473,133.10

Co-Investment

The General Partner and its affiliates might purchase Class A Investor Shares. If so, they will be entitled to the same distributions as other Preferred Equity Investors. If such investment is made to facilitate the Company's acquisition of or investment in Projects before there are sufficient offering proceeds, the General Partner will be entitled to redeem its Class A Investor Shares from additional Offering proceeds as they are raised.

Item 4. Security Ownership of General Partner and Certain Securityholders

The individuals named below, as well as other employees of the General Partner may own Class A Investor Shares that they purchased privately through the Platform in the same manner as any Investor.

The following table sets forth the approximate beneficial ownership of our Class A Investor Shares as of December 31, 2025, for each person or group that holds more than 10.0% of our Class A Investor Shares, and for each director and executive officer of our General Partner and for the directors and executive officers of our General Partner as a group.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Amount and Nature of Beneficial Ownership Acquirable	Percent of All Shares
Energea Global LLC	0	N/A	0.0000%
Michael Silvestrini	1,794(3)	N/A	0.0268%
Christopher Sattler	97(3)	N/A	0.0015%
Gray Reinhard	747	N/A	0.0112%
All directors and executive officers of our General Partner as a group (3 persons)	2,638	N/A	0.0395%

(1)   Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.
(2)   Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 52 Main Street, Chester, CT 06412.
(3)   Includes shares beneficially owned by Energea Global LLC, under the control of its Class A Shareholders. Notably, Michael Silvestrini and Chris Sattler, as the largest principal shareholder, hold 41.10% and 32.10% of the shares of Energea Global LLC, respectively. (As of December 31, 2025)

Item 5. Interest of Management and Others in Certain TransactionS

The Company might enter into other transactions with related parties. If so, any compensation paid by the Company to the related party shall be (i) fair to the Company, and (ii) consistent with the compensation that would be paid to an unrelated party.

By "related party" we mean:

•       The General Partner or a subsidiary of the General Partner;

•       Any director, executive officer, or significant employee of the Company or the General Partner;

•       Any person who has been nominated as a director of the Company or the General Partner;

•       Any person who owns more than 10% of the voting power of the Company or the General Partner; and

•       An immediate family member of any of the foregoing.

As of the date of this Annual Report, the Company has entered into transactions with related parties in one circumstance:

•       Credit Advance: During the early stages of the Company's operations, the General Partner provided several credit advances to accelerate the availability of capital needed to make certain small payments. These amounts were recorded as do-to/do-from transactions and no interest was charged to the Company for these advances. While such advances are not expected to occur with the same frequency or magnitude as in the Company's early stages, the General Partner may, from time to time, provide similar advances for administrative convenience.

The Company has not, and does not intend to, enter into any related party transaction with the General Partner or its subsidiaries or any other related party other than those transactions described above in "Compensation of General Partner". As discussed above, the Company may pay or reimburse the General Partner for marketing expenses, management fees, Carried Interest, Ancillary Services and interest on loans. There are no other expenses, nor will there be other expenses in the future, where the Company pays a related party other than the Fees.

Item 6. Other Information

None.

Item 7. Financial Statements

Independent Auditors Report

To the Members of
Energea Portfolio 4 USA LP

Opinion

We have audited the accompanying consolidated financial statements of Energea Portfolio 4 USA LP (the "Company"), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in partners'/members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•      Exercise professional judgment and maintain professional skepticism throughout the audit.

•      Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•      Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

•      Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•      Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Hartford, Connecticut
April 30, 2026

Consolidated Balance Sheets

December 31, 2025 and, 2024

	2025	2024
Assets
Current assets:
Cash and cash equivalents	$ 1,970,251	$ 916,638
Other current assets	124,377	70,200
Total current assets	2,094,628	986,838

Property and equipment, net
Construction in progress	-	1,050,377
Property and equipment	4,418,031	2,924,841
Total property and equipment	4,418,031	3,975,218
Less accumulated depreciation	(410,379)	(207,828)
Property and equipment, net	4,007,652	3,767,390

Other assets:
Loan receivable	815,114	-
Operating lease right-of-use asset	256,755	271,858
Total other assets	1,071,869	271,858

Total assets	$ 7,174,149	$ 5,026,086

Liabilities and members'/partners' equity
Current liabilities:
Accounts payable and accrued expenses	$ 3,268	$ 222,567
Deferred revenue	53,082	-
Operating lease liability, current portion	5,384	4,765
Due to related entities	466	407
Escrow	236,305	-
Total current liabilities	298,505	227,739

Operating lease liability, long-term portion	283,967	289,351

Total liabilities	582,472	517,090

Members'/ partners' equity	6,591,677	4,508,996

Total liabilities and members'/partners' equity	$ 7,174,149	$ 5,026,086

Consolidated Statements of Operations

For the years ended December 31, 2025 and 2024

	2025	2024

Revenue	$ 641,029	$ 329,680

Projects operating expenses:
Depreciation	202,551	105,742
Accounting	3,400	3,200
Insurance	51,468	54,062
Land rental	57,299	53,886
Legal	29,322	2,857
Operations and maintenance	107,766	7,290
Other project operating expenses	17,309	10,870
Total projects operating expenses	469,115	237,908

Portfolio operating expenses:
Accounting	22,160	24,550
Management fees	71,576	40,726
Regulatory	12,673	9,000
Other general and administrative expenses	32,184	2,944
Total portfolio operating expenses	138,593	77,221

Income from operations	33,321	14,551

Other income/(expense):
Interest income	91,708	16,311
Interest expense	(26)	(701)
State tax expense/(credit)	(1,000)	3,424
Other income	20,200	8,854
Total other income/(expense)	110,882	27,889

Net income	$ 144,203	$ 42,440

Consolidated Statements of Changes in Partners'/Members' Equity

For the years ended December 31, 2025 and 2024

	Common Shares		Investor Shares		Non -controlling Member Equity	Accumulated Earnings/(Deficit)	Total Members'/Partners' Equity
	Shares	Amount	Shares	Amount

Members' equity, January 1, 2024	1,000,000	-	2,790,370	2,647,396	415,125	(107,233)	2,955,288

Issuance of investor shares, net of issuance costs of $87,938	-	-	1,694,293	1,739,658	-	-	1,739,658
Non-dividend distributions	-	-	-	(216,629)	(11,761)	-	(228,390)
Net income	-	-	-	-	-	42,440	42,440

Members' equity, December 31, 2024	1,000,000	-	4,484,663	4,170,425	403,364	(64,793)	4,508,996

Issuance of investor shares, net of issuance costs of $60,000	-	-	2,195,547	2,353,991	-	-	2,353,991
Non-dividend distributions	-	-	-	(403,752)	(11,761)	-	(415,513)
Net income	-	-	-	-	-	144,203	144,203
Partners' equity, December 31, 2025	1,000,000	$ -	6,680,210	$ 6,120,664	$ 391,603	$ 79,410	$ 6,591,677

Consolidated Statements of Cash Flows

For the years ended December 31, 2025 and 2024

	2025	2024

Cash flows from operating activities:
Net income	$ 144,203	$ 42,440
Depreciation	202,551	105,742
Non-cash lease expense	10,338	10,886
Changes in assets and liabilities:
Other current assets	(54,177)	8,547
Accounts payable and accrued expenses	(219,299)	(4,039)
Deferred revenue	53,082	-
Due to related entities	59	(2,193)
Total cash flows from operating activities	136,757	161,383

Cash flows from investing activities:
Purchases of property and equipment	(442,813)	(897,235)
Loan receivable	(578,809)	-
Total cash flows from investing activities	(1,021,622)	(897,235)

Cash flows from financing activities:
Proceeds from issuance of investor shares	2,413,991	1,827,596
Investor shares issuance costs	(60,000)	(87,938)
Distributions	(415,513)	(228,390)
Total cash flows from financing activities	1,938,478	1,511,268

Net change in cash and cash equivalents	1,053,613	775,416

Cash at the beginning of the year	916,638	141,222

Cash at the end of the year	$ 1,970,251	$ 916,638

Non-cash investing activity:
Loan receivable disbursement included in accounts payable and
accrued expenses	$ 236,305	$ -

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and operations

Energea Portfolio 4 USA LP (the "Company"), formerly known as Energea Portfolio 4 USA LLC, is a Delaware entity originally formed as a limited liability company to develop, own, and manage a portfolio of renewable energy projects ("Projects") located in the United States. The Company commenced operations on March 11, 2021. Following the conversion to a limited partnership on June 10, 2025, Energea Global LLC serves as the Company's General Partner and Manager.

Effective June 10, 2025, the Company converted from a Limited Liability Company (LLC) to a Limited Partnership (LP). The conversion was undertaken to align the Company's management and ownership structure. As a result of this change, the Company's legal form and ownership structure were modified. However, its classification for U.S. federal income tax purposes remains unchanged, and the Company continues to be treated as a corporation. Management has determined that the conversion does not constitute a change in the reporting entity. Accordingly, comparative financial information for periods prior to the conversion has not been restated and reflects operations under the LLC structure.

The Company's activities are subject to significant risks and uncertainties, including the inability to secure sufficient funding to develop its portfolio. Prior to the conversion to the LP, the Company's operations were funded through the issuance of membership interests, and there can be no assurance that such funding will continue to be available on terms favorable to the Company.

In 2021, the Company initiated an offering of its Class A Investor Shares (the "Prior Offering") under Regulation A of the Securities Act of 1933, as amended, to support ongoing project development. As of December 31, 2025, the Company had raised $7,167,227 in gross proceeds. After deducting issuance costs of $235,188 and cumulative investor distributions of $811,375, the remaining net investor share amount was $6,120,664.

Basis of presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of consolidation

These consolidated financial statements include the financial statements of the Company, as well as wholly owned subsidiaries and controlled entities including partially owned subsidiaries for which the Company has a majority voting interest under the voting interest model ("VOE") and variable interest entities ("VIE") for which the Company is the primary beneficiary under the VIE model (collectively, the "consolidated entities"). The consolidated entities include Energea West School, LLC (formerly known as Phytoplankton Ponus Ridge Solar LLC; name changed effective May 21, 2025) and Energea Waltham, LLC (formerly known as Phytoplankton 360 Waltham Solar LLC; name changed effective May 21, 2025), Energea Fresno, LLC, Energea Redwood, LLC, and Energea Sandlot, LLC. The accounting policies of the Company's subsidiaries are consistent with the Company's accounting policies, and all intercompany transactions, balances, income and expenses are eliminated in consolidation.

The Company consolidates those entities in which it has a direct or indirect controlling financial interest based on either the VIE model or the VOE model. VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity. The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE.

The primary beneficiary is the party that has both (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE through its interest in the VIE. At the VIE's inception, the Company determines whether it is the primary beneficiary and if the VIE should be consolidated based on the facts and circumstances.  The Company then performs on-going reassessments of the VIE based on reconsideration events and reevaluates whether a change to the consolidation conclusion is required each reporting period. Entities that do not qualify as a VIE are assessed for consolidation under the VOE model. Under the VOE model, the Company consolidates the entity if it determines that it, directly or indirectly, has greater than 50% of the voting shares and that other equity holders do not have substantive voting, participating or liquidation rights.

The Company has made investments in the following consolidated entities: Energea West School, LLC (formerly known as Phytoplankton Ponus Ridge Solar LLC), Energea Waltham, LLC (formerly known as Phytoplankton 360 Waltham Solar LLC), Energea Fresno, LLC, Energea Redwood, LLC, and Energea Sandlot, LLC. The non-controlling member equity reported in the statement of changes in partners' equity represents a capital contribution made to Energea Waltham, LLC and Energea West School, LLC by another member of these entities, which is a subsidiary of Energea Global LLC, the Company's General Partner and Manager.

Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and revenues and expenses of the period. Actual results could differ from those estimates.

Cash and cash equivalents.

Cash and cash equivalents includes cash on hand, deposits at commercial banks and short-term cash equivalents with original maturities of 90 days or less.

Capitalization and investment in Project assets

A Project has four basic phases: (i) development, (ii) financing, (iii) engineering and construction and (iv) operation and maintenance. During the development phase, milestones are created to ensure that a Project is financially viable. Project viability is obtained when it becomes probable that costs incurred will generate future economic benefits sufficient to recover those costs.

Examples of milestones required for a viable Project include the following:
  The identification, selection and acquisition of sufficient area required for a Project;
  The confirmation of a regional electricity market;
  The confirmation of acceptable electricity resources;
  The confirmation of the potential to interconnect to the electric transmission grid;
  The determination of limited environmental sensitivity; and
  The confirmation of local community receptivity and limited potential for organized opposition.

All Project costs are expensed during the development phase. Once the milestones for development are achieved, a Project is moved from the development phase into engineering and construction phases. Costs incurred in this phase are capitalized as incurred and are included in construction in progress ("CIP"), and not depreciated until placed into commercial service. Once a Project is placed into commercial service, all accumulated costs are reclassified from CIP to property and equipment and become subject to depreciation or amortization over a specified estimated life.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. For renewable energy assets, useful lives previously ranged from 20 to 30 years, with 30 years being the standard prior to 2025. Additions, renewals, and betterments that significantly extend the life of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Effective January 1, 2025, the Company revised the estimated useful life of its renewable energy assets from 30 years to 20 years for depreciation purposes. This change was made to better align with the contractual terms of the Company's Power Purchase Agreements (PPAs) and prevailing industry standards. Management believes the revised depreciation period more accurately reflects the expected economic useful life of these assets. This change in estimate has been applied prospectively in accordance with ASC 250, Accounting Changes and Error Corrections. The impact of the revised depreciation schedule is reflected in the financial statements for the period ended December 31, 2025, and is expected to result in higher annual depreciation expense going forward.

Management reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Management determines whether impairment in value has occurred by comparing the estimated future undiscounted cash flows of the property and equipment, including its residual value, to it carrying value. If impairment is indicated, the property and equipment is adjusted to fair value. No impairment losses have been recognized.

Revenue recognition

In accordance with the Accounting Standards Codification (ASC 606-10-50), revenue is recognized when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. In the Company's case, the promised goods or services is the delivery of energy commodities and the electricity produced by the Projects.

Revenue from contracts with customers is derived entirely from the sale of energy commodities and electricity produced by the Projects. For these types of sales, the Company recognizes revenue as energy commodities and electricity are delivered, consistent with the amounts billed to customers based on rates stipulated in the respective contracts. The amounts billed represent the value of commodities or energy delivered to the customer. Revenues yet to be earned under these contracts, which have maturity dates ranging from 2041 through 2045, will vary based on the volume of commodities or energy delivered. The Company's customers typically receive bills monthly with payment due within 30 days. Contracts with customers contain a fixed rate which relates to electricity produced by the Projects in power purchase agreements. As of December 31, 2025, the Company expects to record $11,928,861 (unaudited) of revenues related to the fixed rate components of such contracts over the remaining terms of the related contracts as the electricity is produced.

The Company's Revenue Recognition Policy follows ASC-606 which is a five-step procedure:

Procedure	Example
Step 1 - Identify the Contract	Solar Lease Agreement
Step 2 - Identify the Performance Obligations	Delivery of electricity from solar plant
Step 3 - Determine the Transaction Price	Amount contractually signed with Subscriber
Step 4 - Allocate the Transaction Price	Obligation is satisfied by transferring control of the electricity produced to the Subscriber
Step 5 - Recognize Revenue	At a point in time when the Subscriber is invoiced

Loans Receivable and Current Expected Credit Losses

Loans receivable are stated at unpaid principal balances. Interest on loans is credited to operations based upon the principal amount outstanding on the accrual basis.

The Company issues private debt to a variety of corporate borrowers and is exposed to credit risk arising from the potential inability of these borrowers to meet their contractual obligations. The Company assesses expected credit losses ("ECL") on financial assets measured at amortized cost in accordance with ASC 326.

Credit risk is actively monitored on an ongoing basis at both the individual borrower level and the portfolio level. The Company conducts comprehensive due diligence at origination and applies a structured credit approval process. Post-origination, the creditworthiness of each borrower is reassessed quarterly based on updated financials, operational performance, covenant compliance, and macroeconomic developments.

Significant increase in credit risk is assessed based on qualitative factors (e.g., negative outlook, industry stress), quantitative metrics (e.g., leverage ratios, payment history), and borrower-specific events (e.g., covenant breaches).

ECLs are measured using a probability-weighted approach based on two key components:
  Probability of Default (PD)
  Loss Given Default (LGD)

Forward-looking macroeconomic factors are incorporated into the model, including GDP growth, interest rates, and sector-specific risks.

Loans are written off when there is no reasonable expectation of recovery, typically after all collection efforts have been exhausted and the asset has been fully impaired.

Income taxes

The Company has elected to be taxed as a C-Corporation for Federal, State and local income tax reporting purposes.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.

The Company also concluded that there are no uncertain tax positions that would require recognition in the consolidated financial statements.  Interest on any income tax liability is reported as interest expense and penalties on any income tax liability are reported as income taxes.  The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors.

Leases

The Company determines if an arrangement is a lease at inception. Lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Subsequent events

The Company monitored and evaluated subsequent events for the period ended December 31, 2025 through April 30, 2026, the date on which the consolidated financial statements were available to be issued.

Note 2 - Property and Equipment

During 2025, the Company acquired the operational renewable energy facility Sandlot, owned by Energea Sandlot LLC, at a cost of $396,100, and capitalized an additional $3,585 related to the installation of monitoring equipment. The Company is depreciating the facility using the straight-line method over 20 years. Accumulated depreciation as of December 31, 2025 was $6,101.

During 2025, the Company capitalized $9,119 of costs related to the renewable energy facility Redwood, owned by Energea Redwood, LLC, consisting of repair costs and equipment installed during the year. The Company is depreciating the facility using the straight-line method over 20 years. Accumulated depreciation as of December 31, 2025 was $393.

From 2023 to January 2025, the Company completed the two phases of construction of the renewable energy facility Fresno Airport, owned by Energea Fresno LLC, at a cost of $2,635,850. The Company is depreciating the facility, including prior phases, using the straight-line method over 20 years. Accumulated depreciation as of December 31, 2025 and 2024 was $190,199 and $64,644, respectively.

During December 2022, the Company completed construction of the renewable energy facility Waltham, owned by Energea Waltham LLC, at a cost of $878,557. The Company is depreciating the facility using the straight-line method over 20 years. Accumulated depreciation as of December 31, 2025 and 2024 was $104,414 and $58,652, respectively.

During September 2021, the Company completed construction of the renewable energy facility West School, owned by Energea West School LLC, at a cost of $494,821. The Company is depreciating the facility using the straight-line method over 20 years. Accumulated depreciation as of December 31, 2025 and 2024 was $109,273 and $84,532, respectively.

The Company's property and equipment as of December 31, 2025 and 2024 is outlined in the following roll-forward summary:

	2025	2024

Beginning property and equipment	$ 3,975,218	$ 3,077,983
Additions	442,813	897,235
Ending property and equipment	4,418,031	3,975,218

Beginning accumulated depreciation	(207,828)	(102,086)
Depreciation expense	(202,551)	(105,742)
Ending Accumulated Depreciation	(410,379)	(207,828)
Property and equipment, net	$ 4,007,652	$ 3,767,390

Property and equipment, net consisted of the following on December 31, 2025 and 2024:

Project Name	Entity Name	2025	2024
West School	Energea West School LLC	$ 385,548	$ 410,289
Waltham	Energea Waltham LLC	774,143	819,905
Fresno Airport	Energea Fresno LLC	2,445,651	2,537,196
Redwood	Energea Redwood LLC	8,726	-
Sandlot	Energea Sandlot LLC	393,584	-
TOTAL		$4,007,652	$3,767,390

Note 3 - Convertible Loan Agreement

On December 31, 2025, the Company entered into a Convertible Loan and Security Agreement with CT Solar One, LLC, providing for borrowings of up to $5,000,000.

The loan bears interest at 13.8% per annum, payable monthly in arrears, and each advance matures five years from the date of issuance. The loan is secured by a first-priority pledge of 100% of the equity interests of CT Solar One, LLC and is convertible, at the lender's option, into equity interests of CT Solar One, LLC.

The outstanding balance under the loan was $815,114 as of December 31, 2025. The borrower agreed to have $578,809 disbursed during 2025 and $236,305 disbursed in March 2026. The March 2026 disbursement amount is included in accounts payable and accrued expenses as of December 31, 2025.

Note 4 - Related Party Transactions

The Company has transactions between its parent and sister companies from time to time. As of December 31, 2025 and 2024, the Company had $466 and $407, respectively, payable to the General Partner for reimbursements of expenses. These payables are included in due to related entities on the accompanying consolidated balance sheets.

The Company pays a monthly management fee to the General Partner. For the years ended December 31, 2025 and 2024, the Company paid management fees of $71,576 and $40,726, respectively. These amounts are included in operating expenses in the accompanying consolidated statements of operations.

For the years ended December 31, 2025 and 2024, the Company paid origination fees to the General Partner of $26,272 and $0, respectively. These amounts are included in operating expenses in the consolidated statements of operations.

For the years ended December 31, 2025 and 2024, the Company incurred total stock issuance costs of $60,000 and $87,938, respectively. Of these amounts, $30,000 and $50,000, respectively, related to marketing costs reimbursed to the General Partner. These amounts are included as a reduction of capital raised in the consolidated statements of changes in partners'/members' equity.

Note 5 - Operating Lease

The Company entered into a lease agreement for a roof area upon a renewable energy facility. Annual rental payments under the lease are $43,000, which commenced in January 2023. The lease expires 20 years after the date of commencement.  Termination of the lease is generally prohibited unless there is a violation under the lease agreement.  The operating lease expense for the years ended December 31, 2025 and 2024 was $57,299 and $53,886, respectively. The discount rate used was 13.00%.

Future minimum lease payments as December 31, 2025 are as follows:

2026	$ 43,000
2027	43,000
2028	43,000
2029	43,000
2030	43,000
Thereafter	516,000
Total future undiscounted lease payments	731,000
Lease interest	(441,649)
Lease liability	$ 289,351

Note 6 - Commitments

In July 2023, the Company entered into an Engineering, Procurement, and Construction Agreement related to the Fresno renewable energy facility, which was amended during 2023 and 2024 to reflect additional phases of construction. As of December 31, 2024, $216,758 remained outstanding under the contract.

During 2025, the project was completed and all amounts under the contract were paid. Accordingly, the Company had no outstanding commitments as of December 31, 2025.

Note 7 - Partners' Equity

On June 10, 2025, the Company converted from a Delaware limited liability company to a Delaware limited partnership and is now governed by the Limited Partnership Agreement of Energea Portfolio 4 USA LP. This conversion was undertaken to enhance structural flexibility for capital raising and investor participation, including enabling the creation of additional classes of investor shares, supporting the continuation of the ongoing Regulation A offering, and aligning the entity's governance with its long-term growth strategy. In connection with the conversion, the Company retained its election to be treated as a C-corporation for U.S. federal income tax purposes. All outstanding equity interests previously designated as common shares and Class A investor shares were automatically converted into corresponding Common Shares and Class A Investor Shares under the new partnership structure.

As of the date of this report, the Partnership has authorized 2,501,000,000 limited partnership interests (the "Shares"). Of these, 1,000,000 are designated as Common Shares, and 2,500,000,000 are designated as Investor Shares. The Investor Shares, which represent limited partnership interests, are further divided into various classes, as described below.

Common Shares

The Partnership has authorized 1,000,000 Common Shares, all of which were issued and outstanding as of December 31, 2025 and 2024. These shares are held by Energea Global LLC, the General Partner, and represent its general partnership interest in the Partnership.

Investor Shares

The Partnership has authorized 2,500,000,000 Investor Shares, all of which represent limited partnership interests. Of this amount, 500,000,000 have been designated as Class A Investor Shares. As of December 31, 2025 and 2024, 6,680,210 and 4,484,663 Class A Investor Shares, respectively, were issued and outstanding.

The remaining 2,000,000,000 Investor Shares have been designated as Class B Investor Shares, Class C Investor Shares, Class D Investor Shares, and Class I Investor Shares. As of December 31, 2025, none of these additional classes of Investor Shares were issued or outstanding.

All shares are uncertificated unless otherwise determined by the General Partner and are governed by the rights, powers, and preferences set forth in the applicable authorizing resolutions referenced in the Limited Partnership Agreement.

Note 8 - income taxes

Income tax expense (benefit) is comprised of the following for the years ended December 31, 2025 and 2024:

	2025	2024
Federal:
Current	$ -	$ -
Deferred	(369,118)	43,409
	(369,118)	43,409
State:
Current	-	-
Deferred	11,020	(1,910)
	11,020	(1,910)
Income tax expense(benefit)	(358,097)	41,499
Change in valuation allowance	358,097	(41,499)
Net Income tax expense (benefit)	$ -	$ -

A reconciliation of the US Federal and Connecticut statutory rate to the effective income tax rate is shown in the table below for the years ended December 31,2025 and 2024:

	2025	2024

Statutory rate applied to pre-tax income - Federal	21.00%	21.00%
Statutory rate applied to pre-tax income - State	7.64%	7.34%
Investment Tax Credit - Created 2025	-309.47%	0.00%
Fixed Asset Basis Difference due to ITC Reduction in Current Year	32.49%	0.00%
Change in Valuation Allowance	248.33%	-28.34%
Effective tax rate	0.00%	0.00%

As of December 31, 2025 and December 31, 2024, the significant components of the Company's deferred tax assets and liabilities were as follows:

	2025	2024
Deferred tax assets:
Net operating losses	488,818	332,594
Investment tax credits	915,914	469,656
Other	-	2,947
Total deferred tax assets	1,404,732	802,250

Deferred tax liabilities:
Depreciation	573,344	325,847
Other	(165)	-
Total deferred tax liabilities	573,179	325,847
Total deferred tax assets(liabilities)	831,553	476,403
Less: Valuation allowance	(831,553)	(476,403)
Total deferred tax assets, net	-	-

Deferred income taxes reflect the net tax effects of net operating loss ("NOL") carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.  The Company's deferred tax assets relate mainly to NOL carryforwards which may be used to reduce tax liabilities in future years (subject to an 80% taxable income limitation for federal tax purposes. At December 31, 2025 and 2024, the Company had federal NOL carryforwards totaling $1,915,027 and $1,301,274, respectively.  At December 31, 2025 and 2024, the Company had state NOL carryforwards totaling $1,155,500 and $791,017, respectively. The state NOL carryforwards are subject to a 50% taxable income limitation.

In making the assessment under the more-likely-than-not standard, appropriate consideration must be given to all positive and negative evidence related to the realization of deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods by jurisdiction, unitary versus stand-alone state tax filings, loss carry forwards not expiring unutilized, and all tax planning alternatives that may be available. A valuation allowance has been recorded against the deferred tax assets as management cannot conclude that it is more-likely-than-not that these assets will be realized.

During the years ended December 31, 2025 and 2025, the Company did not have any unrecognized tax benefits related to uncertain tax positions.

Item 8. Exhibits

Index to Exhibits and Description of Exhibits

Exhibit No.	Description of Exhibit
2.1**
Certificate of Formation of the Company filed with the Delaware Secretary of State on March 11, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2A to the Company's Form 1-A filed January 11, 2024).

2.2**	Limited Liability Company Agreement of the Company dated March 22, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2B to the Company's Form 1-A filed January 11, 2024).
2.3**	Authorizing Resolution of the Company dated March 22, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2C to the Company's Form 1-A-2C filed January 11, 2024).
2.4**	Certificate of Conversion from LLC to LP, filed June 10, 2025.
2.5**	Limited Partnership Agreement of Energea Portfolio 4 USA LP, dated June 10, 2025.
2.6**	Authorizing Resolution of the Company, dated June 10, 2025.
3.1**	Redemption Plan (incorporated by reference to the copy of thereof filed as Exhibit 3.1 to the Company's Form 1-A filed April 2, 2024)
4.1**	Form of Investment Agreement (incorporated by reference to the copy thereof filed as Exhibit 3.1 to the Company's Form 1-A filed January 11, 2024).
4.2**	Form of Investment Agreement (updated for LP structure)
4.3**	Form of Auto-Invest Agreement
4.4**	Form of Auto-Reinvestment Agreement
6.1**
Solar Power Purchase Agreement between Phytoplankton Ponus Ridge Solar LLC and New Canaan Public Schools dated December 2, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1A-4B to the Company's Form 1-A filed January 11, 2024).

6.2**
Solar Photovoltaic (PV) System Construction Agreement between Centurion Solar Energy LLC and Phytoplankton Ponus Ridge Solar LLC dated December 4, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1A-4C to the Company's Form 1-A filed January 11, 2024).

6.3**
Operation and Maintenance Agreement between Phytoplankton Ponus Ridge Solar LLC and Plankton Asset Management LLC dated as of December 11, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1A-4D to the Company's Form 1-A filed January 11, 2024).

6.4**
Development and Construction Management Agreement between Plankton Energy LLC and the Company dated March 31, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-4E to the Company's Form 1-A filed January 11, 2024).

6.5**
Membership Interest Purchase Agreement between Plankton Energy LLC and the Company dated March 30, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-4F to the Company's Form 1-A filed January 11, 2024).

11.1**	Consent of Independent Auditor (Whittlesey PC) dated March 7, 2026
11.2**	Consent of McCarter & English, LLP (included in Exhibit 12)
12.1**	Legal opinion of McCarter & English, LLP, dated June 13, 2025.
* Filed herewith
**Previously filed

Glossary of Certain Defined terms

3.8% NIIT	A 3.8% Net Investment Income Tax on certain investment income of individuals, trusts, and estates under Section 1411 of the Internal Revenue Code.
Access Rights	The legal rights that allow the Company or its SPE to enter, use, and maintain a project site for construction and ongoing operations.
Adjusted NOI	The net operating income of the Company after being adjusted so that the IRR of the CAFD is equal to the Preferred Return rate of 6%
Ancillary Services	Support services like operations, maintenance, and credit management provided to solar projects.
Authorizing Resolution	The authorization adopted by the General Partner pursuant to the LP Agreement that created the Class A Investor Shares.
Blue Sky Laws	State-level laws governing investments.
Borrower	A party that repays the Company for a Loan through principal and interest payments.
CAFD	Cash available for distribution by the Company.
Carried Interest	The right of the General Partner to receive distributions under the LP Agreement, over and above its right to receive distributions in its capacity as an Investor.
Class A Investor Shares	The limited partnership interests in the Company being offered to Investors in the Offering.
Code	The Internal Revenue Code of 1986, as amended (i.e., the Federal tax code).
Collateral Agreements	A collection of agreements and instruments designed to secure obligations under a primary financing arrangement between a borrower and a lender.
Company	Energea Portfolio 4 USA LP, a Delaware limited partnership, which is offering to sell Class A Investor Shares in the Offering.
Construction Contract	The contract whereby the Company or an SPE will hire a third party to provide to provide engineering, procurement, and construction services for a Project.
Customer	Offtaker of electricity and environmental commodities.
Deferred Fees	Fees postponed by the General Partner due to cash flow considerations, to be charged later at their discretion.
Development Company	A company focused on acquiring and/or developing solar power projects.
Energea Global	Energea Global LLC, a Delaware limited liability company, which is owned by Michael Silvestrini and Chris Sattler and serves as the General Partner.
EPC	Engineering, Construction, and Procurement
Estimated NOI	The Net Operating Income estimated to be produced by the Company.
Fees	Compensation paid to the General Partner.
Form 1-U	SEC form used to report significant events or changes by companies under Regulation A.
General Partner	Energea Global LLC, a Delaware limited liability company.
HSEC	Health, Safety, Environment and Community
Interconnection Agreement	An agreement with the local utility company that grants a Project the right to connect to and deliver electricity into the distribution grid.
Investment Committee	A multi-disciplinary committee of experienced renewable energy executives of the General Partner which decides which Projects the Company will invest in.

Investors	Anyone who purchases Class A Shares in the Offering.
IRA	Inflation Reduction Act of 2022
IRR	Internal rate of return.
IRS	Internal Revenue Service
ITC	Investment Tax Credit.
kWh	Kilowatt hour
Limited Partners	Owners of Investor Shares
LP Agreement	The Company's Limited Partnership Agreement dated June 10, 2025.
Loan	Money lent from the Company to a Development Company.
Loan Agreement	A deal where the Lender provides funds to the Borrower up to a specified limit over a set period.
MACRS	Modified Accelerated Cost Recovery System
MTR	Minimum Technical Requirement.
NAV	Net Asset Value.
NOI	Net Operating Income.
NPV	Net Present Value.
Offering	The offering of Class A Investor Shares to the public pursuant to this Offering Circular.
Offering Circular	The Offering Circular you are reading right now, which includes information about the Company and the Offering.
O&M	Operations and Maintenance.
Permission to Operate	Approval granted by the local utility company confirming that a Project is authorized to begin generating and delivering electricity to the grid following successful interconnection.
Platform	The General Partner's website located at: www.energea.com.
Portfolio 2	Energea Portfolio 2 LP
Portfolio 3	Energea Portfolio 3 Africa LP
Portfolio 5	Energea Portfolio 5 LATAM LP
Power Purchase Agreement	A contract where the SPEs sell electricity generated by the projects directly to customers.
Preferred Equity Investors	Holders of Class A and Reg D Shares entitled to cash distributions after expenses.
Preferred Return	A 6% per year preferred to Class A Investors before the General Partner receives the Carried Interest.
Prior Offering	The Company's previous Regulation A offerings that were qualified by the SEC on July 1, 2021.
Project Maintenance Contract	A contract with a third party engaged by the SPE to operate and maintain the projects after construction.
Project	A solar power project acquired or developed by the Company.
Purchase and Sale Agreement	A contract used by the Company to acquire Project rights from a Development Company.
Purchase and Sale Agreements for Environmental Commodities	A contract used when SPEs sell environmental commodities (e.g., renewable energy credits) produced by the projects to customers.
RECs	Renewable energy credits
Redemption Plan	The redemption plan whereby Investors may request redemption of their Class A Investor Shares following 60 days after purchase.

Redemption Price
The price at which Redemption Requests will be processed, based on the current price per Class A Investor Shares at the time the Redemption Request is made, reduced by the aggregate sum of distributions, if any, with record dates during the period between the Redemption Request date and the redemption date, and subject to a discount based on the time the Redemption Request is submitted.

Redemption Request	A request for redemption submitted through the Platform for up to $50,000 in Class A Investor Shares.
Reg D Offerings	Private securities offerings under Rule 506(c), open only to accredited investors.
Reg D Shares	Shares issued in Reg D Offerings.
Regulation A	SEC exemption that allows companies to raise up to $75 million annually from the public with fewer disclosure requirements than a traditional IPO.
Regulations	Regulations issued under the Code by the Internal Revenue Service.
SEC	The U.S. Securities and Exchange Commission.
Securities Act	The Securities Act of 1933.
SPE	The entity we will create to own and operate each Project, typically in the form of a Delaware limited liability company.
Tax Equity	The monetization of tax benefits through third-party transactions.
Tax Equity Agreements	An agreement that enables the transfer of tax credits to a tax equity investor under U.S. incentive programs.
Trust Agreement	A fiscal control structure where Energea Global sets up a trust to collect revenue from a borrower and oversee the repayment process.
U.S. GAAP	United States Generally Accepted Accounting Principles.
U.S. Holder	A beneficial owner of Class A Investor Shares that is a U.S. citizen or resident, a U.S. corporation, a U.S. estate, or a U.S. trust as defined for federal income tax purposes.
XIRR	Extended internal rate of return

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 4 USA LP

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: April 30, 2026